December 29, 2016
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director, AD Office 11 - Telecommunications Inessa Kessman, Senior Staff Accountant Ivette Leon, Assistant Chief Accountant

Re:	Universal Electronics Inc. Form 10-K for Fiscal Year Ended December 31, 2015 Filed March 11, 2016 Form 8-K filed on November 3, 2016 File No. 000-21044
Ladies and Gentlemen:
Universal Electronics Inc., a Delaware corporation (“we,” “us,” “our” or the “Company”), is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated December 15, 2016 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed on March 11, 2016 and the Company’s Current Report on Form 8-K filed on November 3, 2016.
Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.
Form 10-K for Fiscal Year Ended December 31, 2015
General
1.On page 5, you identify Sony, Samsung and LG as your customers. We are aware of publicly available information indicating that these companies operate in Sudan and/or Syria. Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria, if any, whether through customers or other direct or indirect arrangements. You should describe any products, technology or services you have provided to Sudan or Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.
Response: The Company has never had any direct past, current or anticipated contacts with Sudan and Syria, or with the governments of those countries or entities they control. The Company is unaware of any indirect past, current or anticipated contacts with Sudan and Syria, or with the governments of those countries or entities they control. In addition, the Company has never directly provided products, technology or services to Sudan or Syria, nor does it have any agreements, arrangements or other contacts with the governments of those countries or entities they control. Further, the Company is unaware of any

United States Securities and Exchange Commission
December 29, 2016

indirect providing of products, technology or services to Sudan or Syria, nor of any indirect agreements, arrangements or other contacts with the governments of those countries or entities they control.
Further, the Company has a strong and robust policy and program to ensure compliance with all laws and regulations, including particularly those in connection with the conduct of business internationally. As such, conducting business with Sony, Samsung and LG has raised no concerns.
2.    Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.
Response: As stated in the response to comment 1 above, Management of the Company has no knowledge of any past, current or anticipated contacts with Sudan and Syria, either directly or indirectly, or with the governments of those countries or entities they control. Management of the Company has no reason to believe that the type of divestment or similar initiatives described in comment 2 would have a material impact on the Company’s business, or the investment decisions of the Company’s investors.
Form 8-K filed on November 3, 2016
Exhibit 99.1
3.    The presentation of Non-GAAP financial measures described as Adjusted Pro Forma net sales, Adjusted Pro forma cost of sales, Adjusted Pro Forma gross profit, Adjusted Pro Forma gross margin, Adjusted Pro Forma operating expenses, Adjusted Pro Forma operating income, Adjusted Pro Forma operating income as a percentage of net sales, Adjusted Pro Forma net income attributable to Universal Electronics Inc and Adjusted Pro Forma diluted earnings per share attributable to Universal Electronics Inc., as well as your use of ``pro forma´´ to describe the non-GAAP reconciliation and other information provided, imply that these amounts are determined and presented pursuant to Article 11 of Regulation S-X. Given that it does not appear that these amounts are determined and presented pursuant to Article 11 of Regulation S-X, please retitle these non-GAAP financial measures and presentations or further advise.
Response: In future public disclosures, we will retitle non-GAAP financial measures to eliminate the use of "pro forma" when describing non-GAAP financial measures unless they are determined and presented pursuant to Article 11 of Regulation S-X.
4.    Please provide a quantitative reconciliation to the most directly comparable GAAP measure for your non-GAAP measure “Adjusted pro forma gross margin.”
Response: In future public disclosures, when presenting “Adjusted gross margin,” we will provide a quantitative reconciliation to the most directly comparable GAAP measure.
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United States Securities and Exchange Commission
December 29, 2016

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 714.918.9500.
Sincerely yours,
/s/ Bryan M. Hackworth
Bryan M. Hackworth
Chief Financial Officer